SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

(Amendment No. 4)*

Prudential Bancorp, Inc. of Pennsylvania
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

744319 10 4
(CUSIP Number)

Thomas A. Vento President and Chief Executive Officer Prudential Mutual Holding Company 1834 Oregon Avenue Philadelphia, Pennsylvania 19145 (215) 755-1500	Copies to: Philip R. Bevan, Esq. Eric M. Marion, Esq. Elias, Matz, Tiernan & Herrick L.L.P. 734 15th Street, N.W., 11th Floor Washington, D.C. 20005 (202) 347-0300
(Name, Address, Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2010
(Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

    Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

Page 1 of 6 Pages

____________________

*        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 744319 10 4	13D/A	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Prudential Mutual Holding Company (EIN No. 81-0666787)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) N/A	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,378,062
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,378,062
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,378,062
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.5%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 744319 10 4	13D/A	Page 3 of 6 Pages

AMENDMENT NO. 4 TO SCHEDULE 13D

This Amendment No. 4 to Schedule 13D is filed by Prudential Mutual Holding Company, a Pennsylvania-chartered mutual holding company (the "Reporting Person" or the "MHC"), as an amendment to the Statement on Schedule 13D relating to the shares of common stock, par value $.01 per share ("Common Stock"), of Prudential Bancorp, Inc. of Pennsylvania (the "Company" or the "Issuer") filed with the Securities and Exchange Commission.  The Statement is hereby amended as follows:

Item 3.   Source and Amount of Funds or Other Consideration

Pursuant to the Plan of Reorganization from Mutual Savings Bank to Mutual Holding Company and a related Plan of Stock Issuance, effective March 29, 2005, Prudential Savings Bank, a Pennsylvania-chartered stock savings bank, Philadelphia, Pennsylvania (the "Bank") became a wholly owned subsidiary of the Company, which became a majority owned subsidiary of the MHC.  On March 29, 2005, 6,910,062 shares of Common Stock were issued to the MHC at no cost to the MHC.  In January 2008, the MHC approved a stock purchase program for 220,000 shares of Common Stock announced by press release on January 22, 2008 and completed in February 2009.  In January 2009, the MHC approved a second stock repurchase program for 198,000 shares announced by press release on January 21, 2009 and completed on December 2, 2009.  On December 16, 2009, the MHC announced the approval of a third stock repurchase program for 50,000 shares, which was completed on February 16, 2010.  Purchases were made from time to time in open-market transactions with funds received as dividends on the Company's Common Stock held by the MHC.

Item 4.  Purpose of Transaction

While the MHC and Insiders intend to exercise their rights as stockholders, except as set forth below, neither the MHC nor the Insiders currently has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's articles of incorporation or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

On November 7, 2008, the MHC, the Company and the Bank (collectively, “Prudential”) entered into a Settlement Agreement (the “Agreement”) with Stilwell Value Partners I, L.P. (“Stilwell”), Stilwell Partners, L.P., Stilwell Value LLC, Joseph Stilwell and John Stilwell (collectively, the “Stilwell Group”) terminating a lawsuit brought by Stilwell against Prudential and providing mutual releases by the parties with respect to all claims.

Under the terms of the Agreement, the Company and the MHC agreed to repurchase – subject to market conditions, Prudential’s capital needs and the fiduciary duties of Prudential’s boards of directors – at least 1,357,116 additional shares of the Company’s Common Stock by September 30, 2011 plus additional shares as necessary to fund the Company's 2008 Recognition and Retention Plan and Trust Agreement and 2008 Stock Option Plan (the “Repurchase Program”).  As of March 2, 2010, the only shares remaining to be purchased under the Agreement are shares necessary to fund option exercises, if any, under the 2008 Stock Option Plan.

CUSIP No. 744319 10 4	13D/A	Page 4 of 6 Pages

Item 5. Interest in Securities of the Issuer

(a)           As of March 2, 2010, the MHC directly and beneficially owned 7,378,062 shares of the Company's Common Stock, which represented 73.5% of the 10,031,472 issued and outstanding shares of Common Stock as of March 2, 2010.  The following table sets forth information with respect to the shares of Common Stock beneficially owned by the Insiders as of March 2, 2010.

	No. of Shares	Percentage of Outstanding
Name	Beneficially Owned	Common Stock

Jerome R. Balka, Esq.	30,530(1)(8)	*
A. J. Fanelli	19,060(2)(8)	*
John C. Hosier	8,654(3)(9)	*
Francis V. Mulcahy	18,960(8)	*
Joseph W. Packer, Jr	39,683(4)(9)	*
Thomas A. Vento	98,213(5)(9)	1.0
Joseph R. Corrato	42,365(6)(7)	*
David H. Krauter	26,467(7)	*
Jack E. Rothkopf	13,264(8)	*
___________________
*           Represents less than one percent of the Issuer's outstanding common stock.

(1)
Includes 5,000 shares held in Mr. Balka's individual retirement account and 70 shares held by the estate of Helen Klara for whom Mr. Balka is guardian. Also includes 5,000 shares held by the Balka Grandchildren Trust and 500 shares held by the Danielle Thomas Revocable Trust, over which Mr. Balka disclaims beneficial ownership.

(2)	Includes 2,000 shares held jointly with Mr. Fanelli's spouse.

(3)	Includes 3,000 shares held in Mr. Hosier's account in his 401(k) Plan.

(4)	Includes 10,000 shares held by Mr. Packer's spouse.

(5)
Includes 5,609 shares held jointly with Mr. Vento's spouse, 27,469 shares held in Mr. Vento's account in Prudential Savings Bank's 401(k) Plan and 6,521 shares allocated to Mr. Vento's account in the Prudential Savings Bank Employee Stock Ownership Plan.

(6)
Includes 81 shares held by Mr. Corrato as custodian for his son and 3,374 shares held in Mr. Corrato's account in Prudential Savings Bank's 401(k) Plan and 5,246 shares allocated to Mr. Corrato's account in the Prudential Savings Bank Employee Stock Ownership Plan.

(7)
Includes 1,875 shares held jointly with Mr. Krauter's spouse, 2,078 shares held in Mr. Krauter's account in Prudential Savings Bank's 401(k) Plan and 3,730 shares allocated to Mr. Krauter's account in the Prudential Savings Bank Employee Stock Ownership Plan.

(8)	Includes 1,397 shares allocated to Mr. Rothkopf's account in the Prudential Savings Bank Employee Stock Ownership Plan.

(Footnotes continued on following page)

CUSIP No. 744319 10 4	13D/A	Page 5 of 6 Pages

___________________
(9)
Includes shares over which the directors and executive officers have voting power which have been granted pursuant to the 2008 Recognition and Retention Plan ("RRP") and are held in the associated trust and stock options which have been granted under the 2008 Stock Option Plan and which are exercisable within 60 days of December 2, 2009, as follows:

Name	RRP Trust	Stock Options
Jerome R. Balka, Esq.	9,045	5,653
A. J. Fanelli	9,045	5,653
John C. Hosier	5,654	--
Francis V. Mulcahy	9,045	5,653
Joseph W. Packer, Jr.	9,045	5,653
Thomas A. Vento.	36,000	22,614
Joseph R. Corrato	19,200	11,307
David H. Krauter	12,000	6,784
Jack E. Rothkopf	6,800	3,957

(b)           The MHC has sole voting power over 7,378,062 shares and sole dispositive power over 7,378,062 shares.  The Insiders have voting and dispositive power over the shares listed in Item 5(a) above as discussed in the footnotes to Item 5(a).

(c)           Neither the MHC nor any Insider has effected any transaction in the Company's Common Stock within the past 60 days other than the transactions set forth below:

Name	Date of Transaction	Description	Shares of Common Stock	Price
MHC	January 4, 2010	Purchase	700	$9.500
Joseph R. Corrato	January 5, 2010	Withholding(1)	1,800	$9.530
John C. Hosier	January 5, 2010	Award(2)	5,654	$0.000
David H. Krauter	January 5, 2010	Withholding(1)	1,125	$9.530
Jack E. Rothkopf	January 5, 2010	Withholding(1)	584	$9.530
Thomas A. Vento	January 5, 2010	Withholding(1)	3,391	$9.530
MHC	January 6, 2010	Purchase	600	$9.500
MHC	January 12, 2010	Purchase	900	$9.565
MHC	January 13, 2010	Purchase	400	$9.350
MHC	January 14, 2010	Purchase	900	$9.750
MHC	January 15, 2010	Purchase	900	$9.685
MHC	January 19 2010	Purchase	400	$9.500
MHC	January 20, 2010	Purchase	600	$9.310
MHC	January 21, 2010	Purchase	600	$9.159
MHC	January 22, 2010	Purchase	100	$8.900
MHC	January 25, 2010	Purchase	700	$8.981
MHC	January 26, 2010	Purchase	700	$9.275
MHC	February 1, 2010	Purchase	800	$8.954
MHC	February 2, 2010	Purchase	200	$9.200
MHC	February 9, 2010	Purchase	300	$9.100
MHC	February 10, 2010	Purchase	25,000	$9.340
MHC	February 16, 2010	Purchase	7,400	$9.050
Joseph W. Packer, Jr.	February 16, 2010	Purchase	400	$9.541
_______________
(1)	Disposition solely to meet tax obligations for distribution from the 2008 Recognition and Retention plan.
(2)	Represents the grant of shares pursuant to the 2008 Recognition and Retention Plan that vest 20% per year commencing on January 5, 2011.

(d)           Not applicable.

(e)           Not applicable.

CUSIP No. 744319 10 4	13D/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

PRUDENTIAL MUTUAL HOLDING COMPANY

Date: March 3, 2010	By:	/s/Joseph R. Corrato
Joseph R. Corrato
Executive Vice President and Chief Financial Officer